UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 2)

DICON FIBEROPTICS, INC.
(Name of issuer)

DICON FIBEROPTICS, INC.
HO-SHANG LEE, PhD.
(Name of Person(s) Filing Statement)

Common Stock, No Par Value
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ho-Shang Lee, PhD.

President and Chief Executive Officer

DiCon Fiberoptics, Inc.

1689 Regatta Blvd.

Richmond, CA 94804

(510) 620-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of Person(s) Filing Statement)

Copies to:

Richard V. Smith, Esq.

Orrick, Herrington & Sutcliffe, LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

This statement is filed in connection with (check the appropriate box):

X	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
ྑ࿠	b.	The filing of a registration statement under the Securities Act of 1933
༂࿠	c.	A tender offer.
ྑ࿠	d.	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    x

     Check the following box if the filing is a final amendment reporting the results of the transaction:    ྑ

Calculation of Filing Fee

Transaction Value*		Amount of Filing Fee*

	$155,033	$16.59

*
Estimated for purposes of calculating the amount of filing fee only. The transaction value is calculated based on the $1.00 per share estimated to be paid for 533 shares expected to be cashed out in the 5-for-1 reverse stock split transaction as fractional shares and the $5.00 per share to be paid for 30,900 shares subject to the proposed tender offer after the reverse stock split. The filing fee is $107 per million dollars of the total transaction value of $155,033.

x࿠ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(3) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16.59
Form or Registration No.: Preliminary proxy statement on Schedule 14A

Filing Party: DiCon Fiberoptics, Inc.

Date Filed: July 31, 2006

INTRODUCTION

This Amendment No. 2 amends and restates the Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission (“SEC”) under cover of Schedule 13E-3 (as so amended, the "Schedule") on August 1, 2006, and as amended and supplemented by Amendment No. 1 filed with the SEC on September 1, 2006 in connection with a two-step going-private transaction (the "Transaction") proposed by the Board of Directors of DiCon Fiberoptics, Inc., a California corporation (the "Company"), consisting of (1) a proposal to amend the Company’s Articles of Incorporation to effect a 5-for-1 reverse stock split (the "Stock Split") to increase the number of shareholders of record holding less than 100 shares of the Company’s stock ("Odd-lot Shareholders"), and after the effectiveness of the Stock Split, (2) an issuer tender offer (the "Tender Offer") for up to 30,900 post-Stock Split shares of common stock (or 154,500 shares on a pre-Stock Split basis) at a purchase price of $5.00 per share. In lieu of issuing any fractional shares resulting from the Stock Split, the Company will pay in cash an amount equal to $5.00 multiplied by each fractional share resulting from the Stock Split (determined after aggregating all of the common stock held by each holder).

This Schedule is being filed by the Company and Dr. Ho-Shang Lee, an affiliate of the Company (the "Filing Persons"). Prior to the filing of this Schedule, DiCon filed with the SEC a revised preliminary proxy statement (the "Proxy Statement") pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, containing the proposal to amend the Company’s Articles of Incorporation to effect a 5-for-1 Stock Split for shareholder approval at the 2006 annual shareholder meeting currently scheduled for October 15, 2006. Pursuant to General Instruction G of Schedule 13E-3, this Schedule incorporates by reference the information contained in the Proxy Statement, attached hereto as Exhibit (a)(1) in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule are qualified in their entirety by the information contained in the Proxy Statement and all appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule will be amended to reflect such amendment or completion of the Proxy Statement.

Item 1.   Summary Term Sheet.

The information set forth in "Summary Term Sheet; Questions and Answers" of the Proxy Statement is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)  Name and Address. The issuer of the securities to which this Schedule relates is DiCon Fiberoptics, Inc., and the address of its principal executive office, and its mailing address, is 1689 Regatta Blvd., Richmond, California 94804. The telephone number of its principal executive office is (510) 620-5000.

(b)  Securities. This Schedule relates to the Company’s common stock, no par value, 111,907,283 shares of which were outstanding as of July 17, 2006.

(c)  Trading Market and Price. The information set forth in "Additional Information Regarding the Transaction- Price Range of Shares; Dividends" of the Proxy Statement is incorporated herein by reference.

(d)  Dividends. The information set forth in "Additional Information Regarding the Transaction- Price Range of Shares; Dividends" of the Proxy Statement is incorporated herein by reference.

(e)  Prior Public Offerings. There have been no underwritten public offerings of the subject securities during the past three years.

(f)  Prior Stock Purchases. The information set forth in "Additional Information Regarding the Transaction- Recent Stock Repurchases" of the Proxy Statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)  Name and Address. The Filing Persons for this Schedule are the Company and Dr. Ho-Shang Lee, an affiliate of the Company. Dr. Lee is an executive officer (President and Chief Executive Officer), director and a greater than 10% shareholder of the Company. For information regarding the Company, see Item 2(a) above, which is incorporated herein by reference. The information set forth in "Executive Compensation- Management and Affiliates" and "Security Ownership of Certain Beneficial Owners, Management and Directors" of the Proxy Statement is incorporated herein by reference.

(b)  Business and Background of Entities. Not applicable.

(c)  Business and Background of Natural Persons. The information set forth in "Election of Directors - Nominees," "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," "Executive Compensation - Management and Affiliates," and "Security Ownership of Certain Beneficial Owners, Management and Directors" of the Proxy Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) Material Terms. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Structure and Effects of the Transaction," "Financing, Source of Funds and Expenses," "Material Federal Income Tax Consequences," "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Required Vote" of the Proxy Statement is incorporated herein by reference.

(b) Different Terms. There are no terms or arrangements that treat any subject security holder differently from other subject security holders.

(c) Appraisal Rights. The security holders are not entitled to appraisal rights.

(d) Provisions for Unaffiliated Security Holders. None.

(e)  Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions. The information set forth in "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," and "Executive Compensation- Management and Affiliates" of the Proxy Statement is incorporated by reference herein.

(b) Significant Corporate Events. The information set forth in "Special Factors- Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in "Special Factors- Background of the Transaction" of the Proxy Statement is incorporated herein by reference.

(d) Agreements Involving the Subject Company’s Securities. The information set forth in "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Proxy Statement is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)  Use of Securities Acquired. The information set forth in "Special Factors - Structure and Effects of the Transaction" of the Proxy Statement is incorporated herein by reference.

(b)  Plans. The information set forth in "Special Factors," "Additional Information Regarding the Transaction," and "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Proxy Statement is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)  Purposes. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors," and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.

(b)  Alternatives. The information set forth in "Special Factors" to the Proxy Statement is incorporated herein by reference.

(c)  Reasons. The information set forth in "Summary Term Sheet; Questions and Answers," " Special Factors," and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.

(d)  Effects. The information set forth in "Special Factors," "Fairness of the Transaction," "Material Federal Income Tax Consequences," and "Additional Information Regarding the Transaction" of the Proxy Statement is incorporated herein by reference.

Item 8.  Fairness of Transaction.

(a)  Fairness. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors" and "Fairness of the Transaction" to the Proxy Statement is incorporated herein by reference.

(b)  Factors Considered in Determining Fairness. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors" and "Fairness of the Transaction" to the Proxy Statement is incorporated herein by reference.

(c)  Approval of Security Holders. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors- Background of the Transactions," "Fairness of the Transaction" and "Required Vote" of the Proxy Statement are incorporated herein by reference.

(d)  Unaffiliated Representative. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors- Background of the Transactions," and "Fairness of the Transaction" to the Proxy Statement is incorporated herein by reference.

(e)  Approval of Directors. The information set forth in "Summary Term Sheet; Questions and Answers" and "Special Factors - Background of the Transaction" to the Proxy Statement is incorporated herein by reference.

(f)  Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a)  Report, Opinion or Appraisal. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Background of the Transaction," and "Fairness of the Transaction" to the Proxy Statement is incorporated hereby by reference.

(b)  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Background of the Transaction" and "Fairness of the Transaction" to the Proxy Statement is incorporated herein by reference.

Item 10.  Source and Amount of Funds or Other Consideration

(a)  Source of Funds. The information set forth in "Financing, Source of Funds and Expenses" of the Proxy Statement is incorporated herein by reference.

(b)  Conditions. None.

(c)  Expenses. The information set forth in "Financing, Source of Funds and Expenses" in the Proxy Statement is incorporated herein by reference.

(d)  Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company

(a)  Securities Ownership. The information set forth in "Security Ownership of Certain Beneficial Owners, Management and Directors" of the Proxy Statement is incorporated herein by reference.

(b)  Securities Transactions. The information set forth in "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" to the Proxy Statement is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

(a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors," and "Required Vote" of the Proxy Statement is incorporated herein by reference.

(b) Recommendation of Others. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors," " Required Vote," and "Recommendation Of The Board" of the Proxy Statement is incorporated herein by reference.

Item 13.  Financial Statements.

(a)  Financial Statements. The information set forth in the section entitled "Item 7. Financial Statements" on pages F-1 to F-24 of the Company’s annual report on Form 10-KSB for the fiscal year ended March 31, 2006, as filed with the Securities and Exchange Commission on June 28, 2006, and the information set forth in the section entitled “Item 1. Financial Statements” on pages 3 to 13 of the Company’s quarterly report on form 10-QSB for the fiscal quarter ended June 30, 2006, as filed with the Securities and Exchange Commission on August 10, 2006 are incorporated by reference into this Item 13(a). Copies of the annual report, excluding exhibits and the quarterly report, will be delivered by the Company to the shareholders in connection with the dissemination of the proxy statement. Copies of exhibits are available for a nominal fee. The information set forth in the Proxy Statement under the caption "Additional Information Regarding the Transaction - Financial Information" is incorporated herein by reference.

(b)  Pro Forma Information. Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated, or Used.

(a)  Solicitations or Recommendations. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Background of the Transaction," "Financing, Source of Funds and Expenses" and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.

(b)  Employees and Corporate Assets. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors - Structure and Effects of the Transaction" and "Financing, Source of Funds and Expenses" of the Proxy Statement is incorporated herein by reference.

Item 15.  Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in "Regulatory Approvals" of the Proxy Statement is incorporated herein by reference.

(b)  Other Material Information. The information set forth in "Summary Term Sheet; Questions and Answers," "Special Factors," "Financing Source of Funds and Expenses," "Fairness of the Transaction," "Material Federal Income Tax Consequences," "Additional Information Regarding the Transaction," "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," "Regulatory Approvals," "Required Vote" and "Recommendation of the Board" of the Proxy Statement is incorporated herein by reference.

Item 16.  Exhibits.

Exhibit No.	Description
(a)(1)
Revised Preliminary Proxy Statement (incorporated herein by reference to DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on September 14, 2006 (“Schedule 14A”)).

(c)(1)	Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix B of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(2)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix C of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 26, 2006)

(c)(3)	Fairness Opinion of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix D of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(4)	Fairness Opinion Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix E of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(5)	Company Valuation Report Dated November 2003*
(c)(6)	Company Valuation Report Dated December 2005*
(c)(7)	Appraisal Report Of CB Richard Ellis Dated March 6, 2006*

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 13, 2006	DICON FIBEROPTICS, INC.
	By:	/s/ Ho-Shang Lee, PhD.
Ho-Shang Lee, PhD. President and Chief Executive Officer

September 13, 2006
/s/ Ho-Shang Lee, PhD.
Ho-Shang Lee, PhD.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)
Revised Preliminary Proxy Statement (incorporated herein by reference to DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on September 14, 2006 (“Schedule 14A”)).

(c)(1)	Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix B of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(2)	Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix C of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(3)	Fairness Opinion of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix D of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(4)	Fairness Opinion Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix E of DiCon Fiberoptics, Inc.’s Schedule 14A)
(c)(5)	Company Valuation Report Dated November 2003* Previously filed.
(c)(6)	Company Valuation Report Dated December 2005*
(c)(7)	Appraisal Report Of CB Richard Ellis Dated March 6, 2006*

* Previously filed.
*

Exhibit (c)(5)
Valuation of DiCon Shares
November, 2003

The last valuation of DiCon's common stock was in November 2002. While we try to keep our valuation consistent with the past, there are many changes occurred during the past year. We simplify our analysis to reflect our current operation and the dynamic market we now facing: Issues such as Continue consolidation of operation in the telecommunication industry, Low visibility of long-term market development for the industry as well as for DiCon, and high volatility of stock price.

The collapse of "bubble" in the telecommunications industry has proven to be far more severe and prolonged that we thought a year ago. But as it is now clear that the stock market overvalued many of our competitors in the bubble, we now believe that the rampant pessimism exhibited by the public stock market is probably overdone as well.

Our purpose in this valuation has been, and continues to be, to arrive at the valuation that is focused on the long-term value of DiCon in keeping with its long-term strategy to be a significant player in the telecommunication industry, not to just maximize its valuation for today. The valuation seeks to be fair and equitable to our shareholders. As in the past, in our search for "fairness" we seek neither the highest justifiable value nor the lowest justifiable value.

Valuation

The last two years have proved to be an unusually unpredictable time in this industry as evidenced by the valuation of our public company peers and competitors. Their stock prices have proven to be extremely volatile, often moving up or down 10% or more in a single day. Thus, it appears difficult to place too much emphasis on the so-called "efficient market theory" at this time as a benchmark of any consensus as to value.

There are a number of approaches in use in valuation today in the public company arena. Morgan Stanley regularly publishes a report called "IP & Optical Networking Comparables" which looks at number of variables for public companies including

• P/E
• Long term growth rate
• Economic value to revenue ratio
• Price to total book value ratio
• Price to tangible net book value ratio
• Price to total cash ratio
• Price to net cash ratio

Each of these has significant problems as a benchmark. P/E certainly is difficult to apply if the company is reporting a loss, as most are. Long-term growth is difficult to pin down as industry is still plagued by over-capacity and low deployment. Economic value, based on cash flow forecast is highly dependent on the cash burn rate and the future business prospect of the company. Thus none of these appear to be a reliable valuation methodology for us in the current environment.

Valuation methology

In November 2002 the valuation was based on comparing the revenue multiple of a group of companies composed of New Focus, Avanex, Oplink, Bookham and JDSU during a specific period to that of DiCon. However, given the changed landscape and merger and acquisition activities since last year, we have modified this methodology and confine our comparative analysis to three companies: Avanex, Oplink and JDSU. Each of these companies is different from DiCon when considered individually, but collectively we feel it represent a reasonable reference to evaluate the current market for us.

In addition, we seek to dampen the volatility of the share price by looking at the market prices over a period beginning July 1, 2003 and ending November 17, 2003. We then multiply the average share price to the total outstanding shares to derive the market capitalization value for each company. The Revenue multiplier for each company is then calculated by dividing the market capitalization value by its annualized sales.

Using the same methodology as it was calculated in the Scenario 2 of our last year's evaluation, we apply the average of these Revenue multipliers to DiCon projected annualized sales of 17.2 million for the current year, adjust it with a 25% discount for the difference between public company and private company valuations. This would indicate an estimated market value of DiCon approximately $107 million as of November 24, 2003 and the value of a share of DiCon would be $0.96 per share.

Please note that in absence of private placement of common stock for the whole year last year, there is no reference of any third party transaction that may affect the valuation of DiCon stocks.

Conclusion

Looking forward, while we expect heavy price pressure on components that become standard items subject to wide competition, DiCon success with new components and our strength in product differentiation should provide acceptable profit margins. Our frugal management of operations, which has characterized the company in the past, will continue to help us to conserve our resources.

We believe this valuation represents a "fair value" as of November 24, 2003 for the common stock of DiCon Fiberoptics, Inc. We also believe that this valuation methodology is valid for this period under present circumstances; however, in these uncertain and changing times, this methodology may not be applicable to future periods.

November 24, 2003

DiCon Stock Valuation      Confidential
Analysis as of 11/24/03

	Avanex	Oplink	JDSU	Average	Dicon	Value in 000'	Discount%	DiCon Private Company Value in 000;	Dicon Value Per share
Market capitalization

#REFI	133,080	143,900	1,420,000		112,013

Current average price	$ 4.80	$ 2.00	$ 3.52

Current market capitalization (000's)	638,784	287,800	4,998,400

Revenue multiple

Revenue (000' most recent quarter)
Annualized sales (000's)	* 98,000	$28,936	589,600		** $17,200.00

Revenue multiple	6.5	9.9	8.5	8.31		143,000.25	25%	107,250.19	0.96

Recap

*Due to recent merger consideration, Annualized sales is based on Current year estimates from Yahoo finance 11/24/03.
** Estimated current year based on 8 months revenue of 7.7 Million and 5.0 millions for quarter ends Dec 2003 and 4.5 million for quarter ends March 2004 respectively.

Exhibit (c)(6)

Dicon Comp Valuation Analysis
US$mm, except per share data

Company	Ticker	Share Price (11-29-05)	Shares Outstanding	Equity Value	Net Debt	Enterprise Value	LTM Sales	EV / LTM Sales	Price / LTM Sales

Dicon Fiberoptics	--	--	111.9	--	$1.9	--	$23.3	--	--

JDS Uniphase	JDSU	$2.35	1,652.4	$3,883.2	$(360.3)	$3,522.9	$776.0	4.5x	5.0x
Oplink Communications	OPLKD	$13.16	21.3	$280.6	$(133.9)	$146.7	$36.1	4.1x	7.8x
Avanex Corp	AVNX	$0.62	145.5	$90.2	$(2.4)	$87.8	$166.1	0.5x	0.5x
Bookham, Inc.	BKHM	$4.84	45.1	$218.1	$31.2	$249.3	$219.3	1.1x	1.0x

EV / LTM Sales Valuation	Multiple	Implied Dicon Enterprise Value	Implied Dicon Equity Value	Implied Dicon Value Per Share
JDS Uniphase	4.5x	$105.8	$103.9	$0.93
Oplink Communications	4.1x	$94.7	$92.8	$0.83
Avanex Corp	0.5x	$12.3	$10.4	$0.09
Bookham, Inc.	1.1x	$26.5	$24.6	$0.22
Mean	2.6x	$59.8	$57.9	$0.52
Median	2.6x	$60.6	$58.7	$0.52

Price / LTM Sales Valuation	Multiple	Implied Dicon Equity Value	Implied Dicon Value Per Share
JDS Uniphase	5.0x	$116.7	$1.04
Oplink Communications	7.8x	$181.1	$1.62
Avanex Corp	0.5x	$12.7	$0.11
Bookham, Inc.	1.0x	$23.2	$0.21
Mean	3.6x	$83.4	$0.75
Median	3.0x	$69.9	$0.62

Dicon Illustrative Valuation
US$mm, except per share data

Valuation Component #1 - Dicon Optical Business Valuation
Company	Ticker	Share Price (11-29-05)	Shares Outstanding	Equity Value	Net Debt	Enterprise Value	LTM Sales	EV / LTM Sales	Price/LTM Sales

Dicon Fiberoptics	--	--	111.9	--	$1.9	--	$23.3	--	--

JDS Uniphase	JDSU	$2.35	1,652.4	$3,883.2	$(360.3)	$3,522.9	$776.0	4.5x	5.0x

Private Company Discount 20%

Dicon Equity Value per JDSU Blended Multiple (assume 20% private company discount)
		EV/LTM Sales Multiple
		3.5x	4.0x	4.5x	5.0x	5.5x
Price/LTM Sales	4.0x	$69.4	$74.1	$78.7	$83.4	$88.0
	4.5x	$74.1	$78.7	$83.4	$88.0	$92.7
	5.0x	$78.7	$83.4	$88.0	$92.7	$97.4
	5.5x	$83.4	$88.0	$92.7	$97.4	$102.0
	6.0x	$88.0	$92.7	$97.4	$102.0	$106.7

Dicon Per Share Valuation per JDSU Blended Multiple (assume 20% private company discount)
		EV / LTM Sales Multiple
		3.5x	4.0x	4.5x	5.0x	5.5x
Price/LTM Sales	4.0x	$0.62	$0.66	$0.70	$0.74	$0.79
	4.5x	$0.66	$0.70	$0.74	$0.79	$0.83
	5.0x	$0.70	$0.74	$0.79	$0.83	$0.87
	5.5x	$0.74	$0.79	$0.83	$0.87	$0.91
	6.0x	$0.79	$0.83	$0.87	$0.91	$0.95

Valuation Component #2 - Lighting Busines Valuation

Lighting Business Value - Equity Value Range		$20.0	$25.0	$30.0	$35.0	$40.0
Lighting Business Value - Per Share Value Range		$0.18	$0.22	$0.27	$0.31	$0.36

Valuation Component #3 - Value from Sale of Pulte
	Equity Value	Per Share Value
Sale Proceeds	$12.9	$0.12
Cost of Land	$(4.0)	$(0.04)
Cost of Land Improvements	$(1.7)	$(0.02)
Amortization Recapture	$0.1	$0.00
Gain on Disposal of Pulte	$7.3	$0.07

Total Illustrative Valuation Ranges

Dicon Illustrative Per Share Valuation (assume 20% private company discount on Optical business)
		EV / LTM Sales Multiple
Price/LTM Sales		3.5x	4.0x	4.5x	5.0x	5.5x
	4.0x	$0.86	$0.95	$1.04	$1.12	$1.21
	4.5x	$0.91	$0.99	$1.08	$1.16	$1.25
	5.0x	$0.95	$1.03	$1.12	$1.21	$1.29
	5.5x	$0.99	$1.08	$1.16	$1.25	$1.33
	6.0x	$1.03	$1.12	$1.20	$1.29	$1.38

Exhibit (c)(7)

March 6, 2006

Ms. Angela Hui
CATHAY BANK
250 S. Atlantic Boulevard, 2nd Floor
Monterey Park, CA 91754

Re:	Appraisal of Dicon Fiberoptics Building
1689 Regatta Boulevard
Richmond, Contra Costa County, California
DBRE File No. 06-231SF-0147

Dear Ms. Hui:

At your request and authorization, CBRE has prepared a Complete Appraisal of the market value of the referenced property and presented our analysis in the following Self Contained Appraisal Report.

The subject is a 202,811 square foot, one to three-story office/R&D building built in 2002 and situated on a 10.98-acre site in Richmond, Contra Costa County, California. Currently, the improvements are 100% owner-occupied by Dicon Fiberoptics. In addition, the subject property includes a 5.88-acre parcel which is considered excess land and which is either vacant or consists of paved striped and landscaped area. The subject is more fully described, legally and physically, within the enclosed report.

The subject property was previously a part of a four parcel site. Recently, the subject site was reparcelized and a portion of the original site was sold off. The assessor's parcel numbers utilized in this report for the subject property (560-181-117 for Lot I , or the excess land site, and 560-181-118 for Lot 2, or the improved site) are as reported to us by the Contra Costa County Assessor's Office. However, they stated that the new parcel maps have not yet been checked and finalized. We have assumed that the new parcel maps, and the land areas incorporated within each parcel, will be approved as shown within this report. Additionally, as the new parcel maps have not been finalized, new assessed values and special assessments for tax purposes are not yet available. We have estimated the future special assessments for the subject’s two parcels based upon the existing taxes for the four former parcel numbers.

Per the request of the client, we have additionally analyzed the subject property assuming that the clean rooms in the improvements are not included. The property includes special purpose clean rooms used for the development of processes and products for the subject's business. Fabrication and clean room facilities similar to the subject's were once more common in Silicon Valley; located approximately one hour south in Santa Clara County; however, over the last decade these facilities

Ms. Angela Hui
March 6, 2006
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have been moved to more affordable locations, primarily overseas. Discussions with brokers, as well as technology professionals, indicated that there are very few competitive facilities in the Richmond and Contra Costa County areas. Even in Silicon Valley, the only manufacturers maintaining significant amounts of this special purpose space are Intel, AMD and Cypress Semiconductor. The subject's clean room space was configured for the specific use of Dicon Fiberoptics. As such, these specialized improvements, while costing a great deal to install, have little value on the open market and assuming the clean room is not included is considered to have no impact on value.

Data, information, and calculations leading to the value conclusion are incorporated in the report following this letter. The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter.

Based on the analysis contained in the following report, the market value of the subject is concluded as follows:

MARKET VALUE CONCLUSION
Appraisal Premise	Interest Appraised	Exposure	Date of Value	Value conclusion
As Is	Fee Simple Estate	6 to 9 months	February 23 2006	$25,030,000
Excess Land	Fee simple Estate	6 to 9 months	February 23, 2006	$4,610,000
Compiled by CBRE

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA), Title XI Regulations and Cathay Bank's appraisal standards.

The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.

CBRE
CB RICHARD ELLIS

Ms. Angela Hui
March 6, 2006
Page

It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CBRE can be of further service, please contact us.

Respectfully submitted,

CBRE - VALUATION &ADVISORY SERVICES

_____________________________________	_____________________________________
Karen Keyser Senior Real Estate Analyst CA Certification No. AGO22429 Phone: 51 0-874-1917 Fax: 510-834-9158 Email: karen.keyser@cbre.com	Robert Hensley, MA1 Managing Director CA Certification No. AGO1 61 90 Phone: 41 5-986-7940 Fox: 415-986-6862 Email: robert.hensley @cbre.com

CBRE
CB RICHARD ELLIS

DICON FIBEROPTICS BUILDING	SUMMARY OF SALIENT FACTS

SUMMARY OF SALIENT FACTS
Property Name	Dicon Fiberoptics Building
Location	1689 Regatta Boulevard, Richmond, California
Assessor's Parcel Numbers	560-181-118 (Improved) 560-181-117 (Excess)
Highest and Best Use
As Though Vacant	Hold for Future Industrial Development
As Improved	Current Industrial Development
Property Rights Appraised	Fee Simple Estate
Land Area (Improved)	10.98 AC 478,289 SF
Excess Land Area (Not included in Improved Land Area)	5.88 AC 256,133 SF
Improvements
Property Type	Office/R&D
Number of Buildings	1
Number of Stories	1 to 3
Gross Building Area	202,811 SF
Clear Height	20 Ft.
Percent Office	33.7
Year Built	2002
Condition	Good
Estimated Exposure Time	6 to 9 months
Financial Indicators
Current Occupancy (Owner-Occupied)	100.0%
Stabilized Occupancy	92.0%
Overall Capitalization Rate	7.50%
Pro Forma Operating Data	Total	Per SF
Effective Gross Income	$2,465,093	$12.15
Operating Expenses	$588,118	$2.90
Expense Ratio	23.86%
Net Operating Income	$1,876,975	$9.25

VALUATION	Total	Per SF
Land Value (Improved)	$7,170,000	$14.99
Excess Land Value	$4,610,000	$18.00
Cost Approach	$25,030,000	$123.42
Sales Comparison Approach	$24,340,000	$120.01
Income Capitalization Approach	$25,030,000	$123.42

Insurable Value	$21,440,000	$105.71

CONCLUDED MARKET VALUE

Appraisal Premise	Interest Appraised	Date of Value	Value
As Is	Fee Simple Estate	February 23 2006	$25,030,000
Excess Land	Fee simple Estate	February 23, 2006	$4,610,000
Compiled by CBRE

SPECIAL ASSUMPTIONS
None noted.